

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Michael Stout
President and Chief Executive Officer
UCI Medical Affiliates, Inc.
1818 Henderson Street
Columbia, South Carolina 29201

> **Re: UCI Medical Affiliates, Inc.**
> **Amendment No. 1 to Form 10-K**
> **Filed January 28, 2011**
> **File No. 000-13265**
>
> **Form 10-K**
> **Filed December 28, 2011**
> **File No. 000-13265**

Dear Dr. Stout:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A, filed January 28, 2011

Item 10. Directors, Executive Officers and Corporate Governance, page 4

1. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended September 30, 2011 which discloses the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director as required under Item 401(e) of Regulation S-K.

<u>Item 11. Executive Compensation</u>
<u>Base Salary, page 9</u>

2. You disclose on page 9 that you consider the salary levels of other chief executive officers and chief financial officers at similar institutions in the Southeast in determining the base salary of Dr. Stout and Mr. Boyle, respectively. It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for your compensation decisions. Please provide proposed disclosure for your Form 10-K for the fiscal year ended September 30, 2011 that identifies the companies you consider to be similar institutions in the Southeast which you consider the salary level of Dr. Stout and Mr. Boyle. See Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

<u>Incentive Cash Compensation and Cash Bonuses, page 9</u>

3. You disclose that after the commencement of each fiscal year, the Committee determines, and informs the executive officer, of a range of incentive cash bonus. In setting the ranges, the Committee takes into account, among other things, management's estimated revenue and pre-tax income of the Company for such fiscal year. At the conclusion of the fiscal year, the Committee determines the amount of cash incentive compensation earned by each executive officer, if any, based upon the Company's overall success, growth, and financial performance (measured in large part by the Company's revenues and pre-tax income) for the year and individual executive's performance. Please provide proposed disclosure for your Form 10-K for the fiscal year ended September 30, 2011 that includes
    *   each officer's range of incentive cash bonus; and
    *   the specific factors taken into account in setting the range, including, the specific amount of management's estimated revenue and pre-tax income of the Company for such fiscal year and any other factors, objectives that are considered.
    In addition, please confirm that you will disclose in your Form 10-K for the fiscal year ended September 30, 2011
    *   the Committee's evaluation of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and
    *   any other factors that were considered by the Committee that affected the actual cash bonuses awarded.

<u>Certain Relationships and Related Transactions and Director Independence, page 15</u>

4. You disclose that you have entered into Administrative Services Agreements with Doctors Care, P.A., Progressive Physical Therapy, P.A., Carolina Orthopedic & Sports Medicine, P.A. and Doctors Care of Tennessee, P.C. It does not appear that you have filed copies of your Administrative Services Agreements and related Stock Purchase Option and Restriction Agreements with Progressive Physical Therapy, P.A. and

        Carolina Orthopedic & Sports Medicine, P.A. Please file copies of these agreements pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

5. Please file a copy of your agreement(s) with BlueChoice and CP&C regarding their option to purchase as many shares from you as may be necessary for BCBS and its subsidiaries in the aggregate to obtain and maintain ownership of 48 percent of your outstanding common stock.

6. Please provide proposed disclosure for your Form 10-K for the fiscal year ended September 30, 2011 that describes your policies and procedures for the review, approval, or ratification of any related party transaction. Please see Item 404(b) of Regulation S-K for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Johnny Gharib at (202) 551-3170 or Jennifer Riegel at (202) 551-3575 with any questions.

        Sincerely,

        Jeffrey Riedler
        Assistant Director